Issuer Free Writing Prospectus dated August 9, 2018

Filed Pursuant to Rule 433 under the Securities Act of 1933

Relating to Preliminary Prospectus dated July 30, 2018

Registration No. 333-226173

MESA AIR GROUP, INC.

Update and Supplement to Preliminary Prospectus

Issued July 30, 2018

This free writing prospectus relates to the initial public offering of shares of common stock of Mesa Air Group, Inc. (“Mesa”) and should be read together with the preliminary prospectus dated July 30, 2018 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-226173) relating to this offering of Mesa’s common stock. On August 8, 2018, Mesa filed Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of common stock (“Amendment No. 3”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/810332/000119312518242328/d573709ds1a.htm

The changes in the Preliminary Prospectus primarily reflect a decrease in the offering price to a proposed offering price of $12.00 per share of common stock, instead of a price within the range of $14.00 and $16.00 per of common stock, and a decrease in the offering size from 10,700,000 shares to 9,630,000 shares, each as previously disclosed in the Registration Statement.

References to “Mesa,” the “Company,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information set forth in Amendment No. 3 and the information contained in the Preliminary Prospectus.

The following information updates and supersedes the information contained in the Preliminary Prospectus captioned “Use of Proceeds on page 41 to the extent that such information is inconsistent therewith:

Updates to “Use of Proceeds”

The first three paragraphs in the section of the Preliminary Prospectus captioned “Use of Proceeds” has been revised as follows:

We estimate that the net proceeds to us from this offering will be approximately $104.1 million, or approximately $110.3 million if the overallotment option is exercised in full, based on a proposed initial public offering price of $12.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable.

Pursuant to an overallotment option, we and the selling shareholders have offered an aggregate of up to 1,444,500 shares of our common stock for sale in this offering. If the overallotment option is exercised in full, an aggregate of 777,833 shares will be purchased directly from the Company, and 666,667 shares will be purchased directly from the selling shareholders. We will not receive any proceeds from the sale of shares by the selling shareholders.

We intend to use the net proceeds from this offering to: (i) repay all outstanding indebtedness under our CIT Revolving Credit Facility in the amount of $25.7 million; (ii) repay from $20.0 to $40.0 million of existing indebtedness under our Spare Engine Facility and the Subordinated GECAS Notes; and (iii) in connection with the repayment, refinance the remaining portion of indebtedness under our Spare Engine Facility and the Subordinated GECAS Notes. Our CIT Revolving Credit Facility permits revolving borrowings of up to $35.0 million and bears interest at LIBOR plus a margin of 4.25%. Following our repayment of funds drawn under our CIT Revolving Credit Facility, the $35.0 million commitment amount will remain available for future borrowing through the maturity date of August 12, 2019. As of March 31, 2018, $92.3 million of borrowings were outstanding under our Spare Engine Facility. Funds drawn under this facility bear interest at the rate of 7.25% per annum plus the greater of (a) 0.5% or (b) the Eurodollar rate. There are four tranches of debt under our Spare Engine Facility, which mature between January 2022 and February 2023. As of June 28, 2018, the date of issuance of the Notes, we had an aggregate of $29.4 million of borrowings outstanding under our Subordinated GECAS Notes, each of which bear interest at LIBOR plus 7.50% and mature on February 1, 2022. We can give no assurance that we will be able to refinance the Spare Engine Facility or the Subordinated GECAS Notes at acceptable rates, on acceptable terms, or at all. For a further description of our CIT Revolving Credit Facility, Spare Engine Facility and Subordinated GECAS Notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Contractual Obligations” elsewhere in this prospectus. Imperial Capital, LLC or its affiliates may receive a restructuring fee in connection with our repayment of debt. For a further discussion, see “Underwriting—Relationships and Conflicts of Interest.”

The following information updates and supersedes the information contained in the Preliminary Prospectus captioned “Capitalization” on pages 43 through 44 to the extent that such information is inconsistent therewith:

Updates to “Capitalization”

The following table sets forth our cash and cash equivalents, current maturities of long-term debt and capitalization as of March 31, 2018:

•	on an actual basis; and

•

on a pro forma basis to give effect to: (i) the issuance of 9,630,000 shares of our common stock pursuant to this offering at a proposed offering price of $12.00 per share; (ii) our application of the net proceeds from this offering as set forth under “Use of Proceeds;” and (iii) the issuance of 966,022 shares of restricted common stock under our 2018 Plan immediately following the completion of this offering as part of the 2018 Plan Issuances. See “Shares Eligible for Future Sale—Proposed Equity Exchange and 2018 Plan Issuances.” For a description of the assumptions underlying the pro forma data related to our anticipated use of proceeds, see “Use of Proceeds.”

You should read this capitalization table together with our financial statements and the related notes appearing at the end of this prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, and other financial information included in this prospectus.

	As of March 31, 2018
	Actual	Pro Forma
(in thousands, except per share data)
Cash and cash equivalents	$52,699	$101,180

Long-term debt, including current portion	929,029	873,379
Shareholders’ equity:
Preferred stock, no par value, 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock of no par value and additional paid-in capital, 125,000,000 shares of common stock authorized, 12,394,215 shares issued and outstanding and 11,140,905 warrants issued and outstanding; 125,000,000 shares of common stock authorized pro forma, 22,990,238 shares issued and outstanding pro forma and 11,140,905 warrants issued and outstanding pro forma	115,275	220,464
Retained earnings	133,430	133,430

Total shareholders’ equity	248,705	353,984

Total capitalization	$1,177,734	$1,227,273

The number of shares of our common stock outstanding after this offering is based on 12,394,215 shares outstanding as of March 31, 2018, 10,890,905 shares issuable upon exercise of warrants with an exercise price of $0.004 per share, 250,000 shares issuable upon exercise of warrants with an exercise price of $3.20 per share (which were terminated in June 2018) and 966,022 shares of restricted common stock to be issued under our 2018 Plan immediately following the completion of this offering in exchange for vested SARs previously issued under our SAR Plan, and excludes:

•	744,497 awarded and unvested shares of common stock under our 2011 Plan as of March 31, 2018;

•	20,843 awarded and unvested shares of common stock under our 2017 Plan as of March 31, 2018;

•	323,048 awarded and unvested restricted stock units under our RSU Plan as of March 31, 2018; and

•	300,012 shares of restricted common stock to be issued under our 2018 Plan, in exchange for unvested SARs previously issued under our SAR Plan.

We expect that an aggregate of 105,275 shares will vest under our 2011 Plan, 2017 Plan and RSU Plan, net of new awards granted, between March 31, 2018 and the completion of this offering. In addition, immediately following the completion of this offering, the remaining unvested equity awards then outstanding under the 2011 Plan, 2017 Plan and RSU Plan will be cancelled and exchanged for 983,113 shares of restricted common stock under our 2018 Plan, and will remain subject to vesting on the same terms set forth in the prior vesting schedules. The SARs previously issued under our SAR Plan, which currently settle only in cash, will be cancelled and exchanged for an aggregate of 1,266,034 shares of restricted common stock under our 2018 Plan, of which 966,022 will be fully vested upon issuance and are included in the number of shares of our common stock outstanding after this offering. See “Shares Eligible for Future Sale—Proposed Equity Exchange and 2018 Plan Issuances” elsewhere in this prospectus.

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus related to the offering may be obtained from Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716, telephone: (800) 248-8863, email: prospectus@raymondjames.com; or BofA Merrill Lynch, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street 3rd Floor, Charlotte, NC 28255-0001, email: dg.prospectus_requests@baml.com.